Aflac Incorporated 3rd Quarter 2015 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2015	2014	2015	2014
Fixed charges:
Interest expense(1)	$66,864	$77,807	$224,170	$237,911
Interest on investment-type contracts	14,290	14,457	41,849	43,526
Rental expense deemed interest	136	158	402	486
Total fixed charges	$81,290	$92,422	$266,421	$281,923
Earnings before income tax(1)	$865,122	$1,074,582	$2,752,322	$3,416,691
Add back:
Total fixed charges	81,290	92,422	266,421	281,923
Total earnings before income tax and fixed charges	$946,412	$1,167,004	$3,018,743	$3,698,614
Ratio of earnings to fixed charges	11.6x	12.6x	11.3x	13.1x
(1)Excludes interest expense on income tax liabilities